Corporate Office: 25 St. James’s Street London, SW1A 1HA United Kingdom

August 24, 2020

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Dietz, Senior Staff Accountant

Eiko Yaoita Pyles, Staff Accountant

Re:	CNH Industrial N.V.

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed March 3, 2020

File No. 001-36085

Ladies and Gentlemen:

Set forth below are the responses of CNH Industrial N.V. (the “Company”, “CNH Industrial”, “we” or “our”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated July 29, 2020 regarding its review of CNH Industrial’s filing noted above. For your convenience, we have restated in bold font each of the Staff’s comments followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page F-34

1.

Comment: Please provide us with your analysis supporting the release of your Italian valuation allowance including the positive and negative evidence considered and how you weighted such evidence. Refer to ASC 740-10-30-17 through 30-25. We note from disclosure in the Form 6-K furnished on November 12, 2019 that the planned spin-off of your On-Highway operation was considered as part of your analysis. As the spin-off is subject to shareholder approval, please tell us how you considered management’s ability to control the planned transaction in your analysis. Refer to ASC 740-10-30-19. Further, in future filings, please revise your Operating and Financial Review Prospects disclosure to discuss the specific circumstances that led to the release and the circumstances that could reasonably cause you to adjust your valuation allowance in the future. Refer to Section III.B.3 of SEC Release No. 33-8350.

Response:

Analysis of evidence as part of the valuation allowance (“VA”) release

As it does for each quarterly financial reporting period, at September 30, 2019, the Company performed a detailed analysis to assess the realizability of the Italian deferred tax assets (“DTAs”), which considered all positive and negative evidence.    We considered the four possible sources of taxable income of our Italian tax filing group (the “Italian Fiscal Unit”). In doing so, we noted that carrybacks are not available under Italian tax law and future reversals of existing taxable temporary differences would be more than offset by reversals of deductible temporary differences. Further, we concluded available tax planning strategies, which did not include the planned spin-off of our on-highway operations, would not generate a significant amount of taxable income. Therefore, the analysis relied primarily on future taxable income (exclusive of reversing temporary differences) to support the realization of the DTAs.

As background, the Italian Fiscal Unit generated pre-tax losses for several consecutive years. However, towards the end of 2018, the Italian Fiscal Unit began showing signs of profitability due, in part, to restructuring and other actions taken in prior years and the overall improvement in demand for the Italian Fiscal Unit’s various products. The positive pre-tax profitability trend of the Italian Fiscal Unit continued for the first nine months of 2019.

The following table shows the pre-tax income (loss) for the Italian Fiscal Unit for periods 2013 through 2018 and the first nine months of 2019:

Period	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017	FY 2018	YTD 2019
Pre-tax income (loss), €M	(292)	(199)	3	(8)	75	143	100

This trend was expected to continue based on the Company’s most recently updated full-year 2019 forecast which was completed in the third-quarter of that year. Additionally, during the third-quarter of 2019, the Company completed a 2020 budget as part of its long-term (five-year) Strategic Business Plan (“SBP”). The SBP was publicly disclosed at the Company’s Capital Markets Day (“CMD”) on September 3, 2019. It reflected the Company’s expectation for the industries and markets in which it operates, including its expectation regarding the ‘Eurozone’ and assumptions for future research and development spending, capital allocation and its manufacturing footprint. This SBP forecasted sustained profitability in 2020 and beyond.

Consistent with ASC 740-10-30-18(b), this expectation of future taxable income, was significant positive evidence as the Italian Fiscal Unit operates in multiple cyclical industries that largely depend on the macroeconomic status of the ‘Eurozone’. The combination of actual recent pre-tax income and long-term forecasted profitability developed through the SBP indicated the Italian Fiscal Unit had returned to sustained profitability, which was a key element supporting the Company’s conclusion it was more likely than not the DTAs would be realized and, accordingly, the VA should be adjusted. Lastly, the SBP addressed the Company’s future spending on research and development, capital allocation and manufacturing footprint in a manner that further mitigated some of the negative evidence that existed in previous periods (as noted in the disclosures in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018).

As noted above, the decision to adjust the VA was primarily driven by the Italian Fiscal Unit generating recent pre-tax earnings, the completion of a long-term forecast that indicated sustained future profitability and the favorable resolution, via the Company’s SBP issued during the third-quarter of 2019, of several previously unsettled circumstances whose unfavorable resolution could have adversely affected the future results of the Italian Fiscal Unit.

Accordingly, based on the weight of all available evidence, as required by ASC 740-10-30-17 through 30-25, and highlighted by the above, the Company concluded during the period ended September 30, 2019, the positive evidence more than outweighed the negative evidence and, accordingly, it would more likely than not realize the Italian Fiscal Unit’s DTAs. Accordingly, the Company adjusted the VA during that period.

Spin-off related matters

As noted above, the continued profitability through 2019 resulting in a sustained period of pre-tax profits, the 2020 budget, and the long-term forecast included in the SBP were key elements supporting the Company’s conclusion to reduce the VA at September 30, 2019. The 2020 budget and SBP forecast were publicly communicated at the CMD, when the Company also announced its intention to spin-off its on-highway operations. Because these two significant pieces of information (the SBP and intention to spin-off the on-highway operations) were communicated concurrently to the public, the Company felt it important, for completeness purposes, to note the proposed transaction in its income tax disclosures for the period ended September 30, 2019. The plan to spin-off of the on-highway operations, however, was not considered a tax planning strategy, under ASC 740-10-30-19, that factored into the analysis to adjust the VA.

Disclosures in future filings

In its future filings with the SEC, the Company will include, in its Operational and Financial Review Prospects, disclosures of the specific circumstances leading to the release of a VA and the circumstances that could reasonably cause a future adjustment to a VA.

Note 20: Segment Reporting, page F-60

2.

Comment: We note your reconciliation from Net income to Adjusted EBITDA does not comply with ASC 280-10-50-30. Please reconcile the total of the reportable segments’ measures of profit or loss to consolidated income before income taxes.

Response:

In response to the Staff’s comment, in future filings, we will revise our reconciliation from Net income to Adjusted EBITDA to include a subtotal for Income before taxes, in compliance with ASC 280-10-50-30. Please see an example of this reconciliation included in Appendix A.

3.

Comment: Your disclosures indicate that the chief operating decision maker (CODM) uses EBIT and EBITDA to assess segment performance and make decisions about resource allocation. If the CODM uses more than one measure of a segment’s profit or loss, the reported (single) measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28. Please tell us your consideration of disclosing only one measure of segment profit or loss.

Response:

After considering the Staff’s comment, we have determined that Adjusted EBIT for the Industrial Activities segments is the one measure of an Industrial Activities segment’s profit or loss that is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in our consolidated financial statements.

Our response to question 4 addresses the financial measure the CODM uses to assess the financial performance of our Financial Services segment.

In future filings, we will remove Adjusted EBITDA from our segment footnote. Please see an example of our updated segment footnote included in Appendix A.

4.

Comment: We also note your disclosure that the CODM assesses the performance of the Financial Services segment using net income. However, we note that you do not disclose Financial Services net income in your segment footnote but instead disclose EBIT and EBITDA. Please tell us which measure is the segment measure of performance for the Financial Services segment and how your disclosures comply with ASC 280-10-50-22 and -28. If net income is the segment measure of performance, EBIT and EBITDA for the Financial Services segment would be considered non-GAAP measures and should be removed from the footnotes. See Item 10(e)(1)(ii) of Regulation S-K. Also, refer to Section 104 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The CODM assesses the performance of the Financial Services segment on the basis of net income prepared in accordance with U.S. GAAP. In our Form 20-F for the year ended December 31, 2019, net income from Financial Services was disclosed in the supplemental information footnote (Footnote 22). In future filings, we will update our segment disclosure to include Financial Services net income. We included Financial Services Adjusted EBIT and Adjusted EBITDA in our Form 20-F for the year ended December 31, 2019 to allow for the full reconciliation of measures to the consolidated results of the Company. We note the Staff’s comment and in future filings we will not include references to Financial Services Adjusted EBIT and Adjusted EBITDA and Consolidated Adjusted EBIT and Adjusted EBITDA. Please see an example of our updated segment footnote included in Appendix A.

5.	Comment: Considering the nature of the Financial Services segment, please disclose interest income and interest expense separately for this segment. Refer to ASC 280-10-50-22.

Response:

In response to the Staff’s comment, in future filings, we will disclose interest income and interest expense separately for the Financial Services segment. Please see Appendix A for an example of our updated footnote disclosure.

6.

We note the presentations here are the same as those on page 36. Notwithstanding the comments noted above, any additional segment profit or loss measures that are presented outside of the financial statements and footnotes are non-GAAP measures and the disclosures should comply with Item 10(e) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. As noted in our response to question 2, management has determined that Adjusted EBIT is the one profitability measure that the CODM uses to assess segment performance and make decisions about resource allocation with reference to our Industrial Activities. In light of this determination and in response to the Staff’s comment, in future filings, we will adjust the disclosure in Operating and Financial Review and Prospects to remove the Adjusted EBITDA reconciliation as it is not our measure of segment profitability for Industrial Activities segments under ASC 280.

Note 22. Supplemental Information, page F-65

7.

Please tell us why you include the supplemental schedules in the footnotes to the financial statements. As part of your response, explain your basis for including the Financial Services segment using the equity method of accounting in your presentation of Industrial Services. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

We include the supplemental schedules in the footnotes to the financial statements as we believe that this information is relevant for investors. As we describe in the footnote, the operations, key financial measures, and financial analysis differ significantly for manufacturing and distribution businesses (the “Industrial Activities”) and financial services (“Financial Services”) businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of the Company.

In response to the Staff’s comment, in future filings, in order to clarify this information, we will present consolidating information for each of the statements presented, using the following format:

				Consolidated
	Industrial Activities	Financial Services	Eliminations	Results
Revenues
Net sales	26,149			26,149
Finance and interest income	98	2,011	(179)	1,930

Total Revenues	26,247	2,011	(179)	28,079

Costs and Expenses
Cost of goods sold	21,832			21,832
Selling, General & Administrative Expenses	1,998	218		2,216
Reseach and Development expenses	1,030			1,030
Restructuring (income)/expenses, net	105	4		109
Interest Expense	380	597	(179)	798
Other Expenses/(Income), net	187	737		924

Total Costs and Expenses	25,532	1,556	(179)	26,909

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	715	455	0	1,170
Income Taxes provision (benefit)	(391)	120		(271)
Equity in income (loss) of unconsolidated subsidiaries and affiliates	(13)	26		13
Result from intersegment Investments	361		(361)

Net Income / (Loss)	1,454	361	(361)	1,454

Furthermore, in future filings, the Company will present this disclosure in its MD&A section of its Annual Report on Form 20-F and not in the notes to the financial statements.

The Company believes that the revised presentation will make it clearer to the reader of the financial statements that the presentation of Industrial Activities and Financial Services are sub-combinations of the CNH Industrial N.V. consolidated financial statements. The operating results for Industrial Activities will show the manufacturing and distribution results for the Company with the impact of Financial Services in a separate line which is eliminated as part of the consolidation. The Financial Services legal entities are directly or indirectly owned and controlled by legal entities included in Industrial Activities. The reader will be able to reconcile the information with the consolidated U.S. GAAP financial results.

In determining to include such information in our filing, we considered whether such disclosure would be misleading to investors and other users of the financial statements. Management determined that this was not misleading as it allows users to review the two businesses separately, given that the financial analysis performed on each type of business is different.

We also note that such disclosures are not uncommon for manufacturing entities with captive finance businesses, including the treatment of financial services under the equity method. This allows the users to compare our results with those of our peers.

We considered Question 100.04 of the non-GAAP Compliance and Disclosures Interpretations as we developed the revised presentation to include the consolidation of the sub-combinations with the addition of the eliminations and the consolidated CNH Industrial N.V. results. This allows the reader to see Industrial Activities, Financial Services and how they consolidate to the CNH Industrial financial statements. Furthermore, moving the presentation to the MD&A is consistent with the fact that these disclosures are not required by U.S. GAAP, but are included because management believes they may assist readers in understanding the Company’s two distinct businesses.

Thank you again for your time. Please feel free to contact me at +39 335 828 3371 or by email (oddone.incisa@cnhind.com) or Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109 or by email (millersc@sullcrom.com) with any questions you may have.

Sincerely,

/s/ Oddone Incisa
Oddone Incisa
Chief Financial Officer CNH Industrial N.V.

cc:	Roberto Russo

Monica Ciceri

Michael P. Going

(CNH Industrial N.V.)

Scott Miller

(Sullivan & Cromwell LLP)

Appendix A

Note 20: Segment Reporting

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has five operating segments:

Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.

Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction and New Holland Construction brands.

Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures and distributes, under the FPT Industrial Brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

With reference to Industrial Activities’ segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT. The Company believes Adjusted EBIT more fully reflects Industrial Activities segments’ profitability. Adjusted EBIT of Industrial Activities is defined as net income/(loss) of Industrial Activities before Industrial Activities income taxes, interest expenses net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain nonrecurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.

The following table includes the reconciliation of Adjusted EBIT for Industrial Activities to net income, the most comparable U.S. GAAP financial measure, for the years ended December 31, 2019, 2018, and 2017.

	Years Ended December 31,
	2019	2018	2017
Agriculture	897	1,036	791
Construction	51	91	(16)
Commercial and Specialty Vehicles	224	299	195
Powertrain	363	406	360
Unallocated items, eliminations and other	(145)	(247)	(187)

Total Adjusted EBIT of Industrial Activities	1,390	1,585	1,143
Financial Services Net Income	361	385	452
Financial Services Income taxes	120	131	42
Financial Services Restructuring and Other	9		3
Interest expense of Industrial Activities, net of interest income and eliminations	(282)	(368)	(482)
Foreign exchange (gains) losses, net of Industrial Activities	(56)	(171)	(124)
Finance and non-service component of Pension and other post-employment benefit costs of Industrial Activities	(63)	15	(102)
Restructuring expenses of Industrial Activities	(109)	(61)	(93)
Other discrete items of Industrial Activities	(187)	0	0
Venezuelan re-measurement and imapirment of assets, and 2017 year-end deconsolidation of Venezuelan operations of Industrial Activities	0	0	(92)

Income before taxes	1,183	1,516	747
Income tax benefit (expense)	271	(417)	(457)

Net income	1,454	1,099	290

The following table provides key segment information for the Financial Services segment:

	Years Ended December 31,
	2019	2018	2017
Financial Services Net Income	361	385	452
Financial Services Interest Revenue (1)	1,248	1,167	1,215
Financial Services Interest Expense	597	558	555

(1)	This amount excludes interest included in operating leases rentals

There are no segment assets reported to the CODM for assessing performance and allocating resources. However, the CODM reviews expenditures for long-lived assets by operating segment, therefore, this information is presented below as well.

A summary of additional operating segment information as of and for the years ended December 31, 2019, 2018, and 2017 is as follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Revenues:
Agriculture	$10,959	$11,682	$10,683
Construction	2,768	3,021	2,530
Commercial and Specialty Vehicles	10,439	10,939	10,562
Powertrain	4,117	4,565	4,369
Eliminations and other	(2,134)	(2,376)	(2,375)

Net sales of Industrial Activities	26,149	27,831	25,769
Financial Services	2,011	1,989	2,028
Eliminations and other	(81)	(114)	(96)

Total Revenues	$28,079	$29,706	$27,701

Depreciation and Amortization (*):
Agriculture	281	301	315
Construction	55	61	65
Commercial and Specialty Vehicles	195	206	212
Powertrain	124	130	128
Other activities and adjustments	2	1	—

Depreciation and amortization of Industrial Activities	657	699	720
Financial Services	3	4	5

Depreciation and amortization	$660	$703	$725

Expenditures for long-lived assets (**):
Agriculture	$232	$224	$208
Construction	46	40	36
Commercial and Specialty Vehicles	258	195	152
Powertrain	96	91	90
Other activities	1	—	2

Expenditures for long-lived assets of Industrial Activities	633	550	488
Financial Services	4	8	4

Expenditures for long-lived assets	$637	$558	$492

(*)	Excluding assets sold with buy-back commitments and equipment on operating leases
(**)	Excluding assets sold with buy-back commitments, equipment on operating leases and right of use assets

Geographic Information

CNH Industrial has its principal office in London, England, U.K. Revenues earned in the U.K. from external customers were $888 million, $1,006 million, and $864 million for the years ended December 31, 2019, 2018, and 2017, respectively. Revenues earned in the rest of the world from external customers were $27,191 million, $28,700 million, and $26,837 million for the years ended December 31, 2019, 2018, and 2017, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2019	2018	2017
	(in millions)
United States	$5,610	$5,719	$5,014
Italy	3,253	3,383	3,021
France	3,030	2,994	2,658
Brazil	2,105	2,093	1,789
Germany	1,875	2,062	1,833
Canada	1,087	1,124	1,182
Australia	739	929	1,063
Spain	987	1,084	1,016
Argentina	509	524	984
Poland	604	658	507
Other	7,392	8,130	7,770

Total Revenues from external customers in the rest of world	$27,191	$28,700	$26,837

Total long-lived tangible and intangible assets located in the U.K. were $178 million and $218 million at December 31, 2019 and 2018, respectively, and the total of such assets located in the rest of the world totaled $10,292 million and $10,699 million at December 31, 2019 and 2018, respectively. The following highlights long-lived tangible and intangible assets by geographic in the rest of the world:

	At December 31,
	2019	2018
	(in millions)
United States	$4,823	$5,311
Italy	1,398	1,531
France	723	830
Germany	573	671
Spain	643	626
Canada	557	240
Brazil	294	308
China	219	534
Other	1,062	648

Total Long-lived assets in the rest of the world	$10,292	$10,699

In 2019, 2018, and 2017, no single external customer of CNH Industrial accounted for 10 percent or more of consolidated revenues.